December 17, 2010

VIA FEDEX AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attention:                 Jim B. Rosenberg

Mary Mast

Vanessa Robertson

Re:                             Senomyx, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-Q for the Quarterly Period Ended September 30, 2010
File No. 000-50791

Dear Mr. Rosenberg, Ms. Mast and Ms. Robertson:

We are writing in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 3, 2010 (the “Comment Letter”) with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “2009 Form 10-K”) of Senomyx, Inc. (the “Company”) and the Quarterly Report on Form 10-Q for the Quarterly Period ended September 30, 2010 (the “2010 Form 10-Q”).  The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for your convenience.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the 2009 Form 10-K and the 2010 Form 10-Q, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2009 Form 10-K or the 2010 Form 10-Q and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

4767 Nexus Centre Drive  •  San Diego, California 92121  •  Tel: (858) 646-8300  •  Fax: (858) 404-0750

Staff Comments and Company Responses

Form 10-K for the fiscal year ended December 31, 2009

Notes to Financial Statements

4. Product Discovery and Development Collaborations, page 68

1.                                      For each individually significant collaboration agreement, please revise your disclosure to include the amounts recognized for each period presented in accordance with ASC 808-10-50.

The Company acknowledges the Staff’s comment and respectfully submits that, beginning with the Company’s Form 10-K for the fiscal year ended December 31, 2010 (the “2010 Form 10-K”), or earlier in the event such disclosure is required pursuant to Commission rules and regulations prior to the filing of the 2010 Form 10-K, the Company intends to revise its disclosure to include the amounts recognized for each period for each of the Company’s individually significant collaboration agreements (presented in accordance with ASC 808-10-50) substantially in the form set forth on Exhibit A attached hereto, which reflects the Company’s anticipated disclosure under Note 4 for the 2010 Form 10-K. Where amounts are yet to be finalized, the Company has indicated so by including “XX.” In addition, please note that the actual disclosure in the 2010 Form 10-K may include additional disclosures should the Company adopt new accounting methods, such as Accounting Standards Update No. 2009-13 (Multiple-Deliverable Revenue Arrangements) or EITF Issue 08-9 (Milestone Method of Revenue Recognition).

Form 10-Q for the quarterly period ended September 30, 2010

Management’s Discussion and Analysis of Financial Condition and Result of Operations

Nine Months Ended September 30, 2010 and 2009

Revenue Under Collaboration Agreements, page 13

2.                                      You state that revenue increased due to upfront payments, milestones, cost reimbursements and research and development funding based on new agreements entered into in July and August 2010, offset by funding which concluded in 2010. Please revise to quantify each significant factor that contributed to the increase in revenue and that offset the increase for the period. In addition, you stated in the Form 10-K that most of your existing research and development funding agreements would expire in 2010, if not renewed.  Please clarify which funding agreements were not renewed in 2010 and quantify the impact of the loss of each agreement on your results of operations.

The Company acknowledges the Staff’s comment and respectfully submits that the Company intends to revise its future disclosure to quantify each significant factor relating to each individually significant collaboration agreement that contributed to the increase in revenue and that offset such increase for the applicable period. The Company further intends to clarify which such agreements were not renewed during the applicable period and to quantify the impact of the loss of such agreements on the Company’s results of operations. More specifically, if a collaboration agreement is not renewed and is individually significant for the applicable period, the Company would intend to provide the disclosure for the individual agreement. Under the circumstance where a collaboration agreement is not individually significant for the period in question, the Company would intend to provide the disclosure on an aggregate basis together with any other similarly situated collaboration agreements in a manner consistent with the revised disclosure for the 2010 Form 10-Q set forth on Exhibit B attached hereto. For your convenience, Exhibit B is marked to show changes to the 2010 Form 10-Q as previously filed with the Commission.

The Company respectfully submits that it will include disclosure in a form substantially consistent with the disclosure set forth on Exhibit B, beginning with the 2010 Form 10-K, or earlier in the event such disclosure is required pursuant to Commission rules and regulations prior to the filing of the 2010 Form 10-K.

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Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any further comments or questions regarding this response letter to me at (858) 646-8306.

Sincerely,

Senomyx, Inc.

/s/ David B. Berger

David B. Berger
Vice President, General Counsel and Corporate Secretary

cc:                                 Kent Snyder, Chairman and Chief Executive Officer
Antony Rogers, Vice President and Chief Financial Officer
Thomas A. Coll, Cooley LLP
Charles J. Bair, Cooley LLP

Exhibit A

Proposed Language for Form 10-K for the Fiscal Year Ended December 31, 2010

Comment #1.

4. Product Discovery and Development Collaborations

Ajinomoto.    In March 2006, the Company entered into a collaboration agreement with Ajinomoto for the discovery and commercialization of novel flavor ingredients on an exclusive basis in the soup, sauce and culinary aids, and noodle product categories, and on a co-exclusive basis in the bouillon product category within Japan and other Asian markets.  The agreement requires Ajinomoto to pay an upfront license fee and make research and development funding payments for up to three years. The Company is also eligible to receive milestone payments upon the achievement of specific product discovery and development goals and, in the event of commercialization, receive royalties on sales of products containing new flavor ingredients developed under the agreement until the expiration of relevant patents.

In April 2007, the Company and Ajinomoto amended the agreement to expand Ajinomoto’s rights into North America.  Under the terms of the April amendment, Ajinomoto agreed to pay the Company a non-refundable upfront license fee and the Company is eligible to receive an additional milestone payment upon achievement of a specific goal.  The Company is also eligible to receive minimum periodic royalty payments.

In August 2007, the Company and Ajinomoto further amended the agreement to expand Ajinomoto’s rights into additional product categories and geographies that were not previously licensed by the Company.  Under the terms of the August amendment, Ajinomoto agreed to pay the Company a non-refundable upfront license fee.  The Company is also eligible to receive minimum periodic royalty payments.

In March 2009, the Company and Ajinomoto further amended the agreement to extend the collaborative period for an additional year through March 2010.  Under the terms of the extension, Ajinomoto agreed to pay the Company incremental research funding. The potential milestone payments upon achievement of certain research and development goals remain unchanged.

In connection with this collaborative agreement, the Company recognized development revenue of $X.X million, $2.0 million and $6.4 million for the years ended December 31, 2010, 2009 and 2008, respectively.  The Company recognized commercial revenue derived under this collaboration agreement of $XXX,000, $233,000 and $164,000 for the years ended December 31, 2010, 2009 and 2008, respectively.  As of December 31, 2010 and 2009, the Company had deferred revenue of $XXX,000 and $556,000, respectively.  Through December 31, 2010, the Company has received $XX.X million in upfront fees and research and development funding, three milestones of $500,000 each and cost reimbursement payments of $XXX,000.  If all milestones are achieved, and including the $XX.X million in upfront fees, research and development funding, milestone and cost reimbursements paid through December 31, 2010, the Company may be entitled to up to $XX.X million in upfront fees, research and development funding and milestone payments.  In addition to the upfront fees, research and development funding and milestone payments, the Company has received minimum periodic royalty payments.  These minimum periodic royalty payments are non-refundable.  Under the terms of the contract, Ajinomoto will provide the Company a sales report and the Company will record any additional calculated royalties as commercial revenues.  There is no guarantee that the Company will receive any further milestone payments or royalties under this collaboration.

Coca-Cola.    In April 2002, the Company entered into a collaboration agreement with Coca-Cola for the discovery and development of specified flavors and flavor enhancers. The agreement required Coca-Cola to make research funding payments over three years totaling $6.0 million. The Company is also eligible to receive milestone payments upon the achievement of specific product development goals and, in the event of commercialization, receive minimum periodic royalties and royalties on future sales of collaborator products containing a discovered ingredient.  The agreement was amended in April 2004 to extend the collaborative period until April 2008, subject to earlier termination under specified circumstances. The agreement was further amended in April 2008 to extend the collaborative period until April 2010.  Under terms of the first extension, the Company provided additional research and received additional research funding totaling $6.0 million for three additional years.  Under the terms of the second extension, the Company provided additional research and received additional research funding totaling $4.0 million for two additional years. Senomyx and Coca-Cola were unable to reach mutually satisfactory terms for a new collaborative research agreement within the period, and accordingly the collaboration agreement expired and terminated automatically in April 2010.

In connection with this collaborative agreement, the Company recognized development revenue of $950,000, $2.0 million and $2.5 million for the years ended December 31, 2010, 2009 and 2008, respectively.  As of December 31, 2010 and 2009, the Company had deferred revenues of $0 and $117,000.  Through December 31, 2010, the Company has received $XX.X million in research and development funding and one milestone payment of $500,000.

Firmenich.  In July 2009, the Company entered into a collaboration agreement with Firmenich to work for a minimum two-year collaborative period to discover novel flavor ingredients intended to provide a sweet enhancement taste of effect of sucrose, fructose or various forms of rebaudioside.  The agreement includes three consecutive options of one year each that could further extend the collaborative research funding period. The agreement was subsequently amended in October 2009.  Under the agreement as amended, Firmenich agreed to pay a license fee, payable in three installments, research and development fees and specified payments upon the achievement of milestones.  In the event of commercialization, the Company is entitled to receive royalties on future sales of products containing a discovered flavor ingredient.

In October 2010 the Company and Firmenich further amended the agreement to include, among other things, commercial development of S6973, Senomyx’s novel enhancer of sucrose, for specific beverage applications.  The amendment also converts Firmenich’s license for use of S6973 in powdered beverages from co-exclusive to exclusive and grants Firmenich an exclusive right to commercialize any compound that they select for development for use in confectionary food products.  In return, under the terms of the amendment the Company received an additional license fee, and incremental milestone payments and minimum annual royalties.

In November 2010, Firmenich SA exercised its option to expand the companies’ agreement to include the discovery, development, and worldwide commercialization of natural flavor ingredients intended to enhance the taste of sucrose, fructose, and various forms of rebaudioside.  In consideration of the expansion of the agreement, Firmenich will pay to Senomyx additional research funding as well as milestones, minimum annual royalties, and royalties on sales of natural sweet enhancers developed under the collaboration.

In connection with this collaborative agreement, the Company recognized development revenue of $X.X million and $3.0 million for the years ended December 31, 2010 and 2009, respectively.  As of December 31, 2010 and 2009, the Company had deferred revenues of $X.X million and $9.9 million.  Through December 31, 2010, the Company has received $XX.X million in license fees and research and development funding, one milestone of $250,000 and one milestone of $1.0 million.  If all milestones are achieved and all extension periods are exercised, and including the $XX.X million in license fees, research and development funding, milestones and cost reimbursements paid through December 31, 2010, the Company may be entitled to up to $XX.X million.  There is no guarantee that the Company will receive any further milestone payments or royalties under this collaboration.

Nestlé.  In October 2004, the Company entered into a product discovery and development collaboration agreement with Nestlé which provides for a five-year collaborative period focusing on the discovery and commercialization of specified novel flavor ingredients, subject to extension or earlier termination under specified circumstances.  The research and development period under this agreement was subsequently been extended for three three-month increments and one 12-month increment.  The agreement has also been amended to agree that the discovery phase of the agreement concluded in January 2009 and the program advanced into the development phase with Nestlé paying funding through July 2010.  The Company is also eligible to receive milestone payments upon achievement of specific product discovery and development goals, and in the event of commercialization, is entitled to receive royalties on future net sales of products containing a discovered novel flavor ingredient.

In connection with this agreement, the Company recognized development revenue of $X.X million, $2.3 million and $2.7 million for the years ended December 31, 2010, 2009 and 2008, respectively.  As of December 31, 2010 and 2009, the Company had deferred revenues of $0 and $101,000, respectively.  Under this agreement, through December 31, 2010, the Company has received $X.X million in research and development funding, one milestone of $225,000, one milestone of $350,000 and one milestone of $500,000. If all milestones are achieved, and including the $XX.X million in research and development funding and milestone, the Company may be entitled to up to $XX.X million. There is no guarantee that the Company will receive any milestone payments or royalties under this collaboration.

PepsiCo.  In August 2010 the Company entered into a collaboration agreement with PepsiCo.  The agreement relates to a four-year research program to discover and develop (1) novel natural and artificial flavor ingredients intended to provide a sweet enhancement taste effect of sucrose and fructose, including high fructose corn syrup, and (2) natural high potency sweeteners, in each case for use in non-alcoholic beverage product categories on a worldwide basis.   Under the agreement, the Company received an upfront payment of $30.0 million from PepsiCo,

$7.5 million of which was paid in the second quarter of 2010 in connection with the signing of a letter agreement between the parties and $22.5 million of which was paid in the third quarter of 2010.  Senomyx expects to recognize this upfront payment over the four-year research period of the agreement.  The Company is also entitled to research and development payments, milestone payments and reimbursement of certain out-of-pocket expenses.  Upon commercialization, the Company is entitled to minimum annual royalties and royalty payments on products that incorporate selected flavor ingredients and/or natural high potency sweeteners. PepsiCo has the option to extend one or more of the research programs for two additional years, which would result in additional research funding commitments and payments during the extension of the research program.

In connection with this agreement, the Company recognized development revenue of $X.X million for the year ended December 31, 2010. As of December 31, 2010, the Company had deferred revenues of $X.X million.  Under this agreement, through December 31, 2010, the Company has received $X.X million in upfront fees and research and development funding. If all milestones are achieved, and including the $X.X million in upfront fees and research and development funding, the Company may be entitled to up to $X.X million. There is no guarantee that the Company will receive any milestone payments or royalties under this collaboration.

Exhibit B

Form 10-Q for the Quarterly Period Ended September 30, 2010

Comment #2.

Nine Months Ended September 30, 2010 and 2009

Revenue Under Collaboration Agreements

We recorded revenue of $19.2 million and $10.6 million during the nine months ended September 30, 2010 and 2009, respectively.  The increase of $8.6 million was primarily due to the recognition of revenue associated with upfront payments, milestones, cost reimbursements and research and development funding associated with our sweet enhancer collaboration with Firmenich, which commenced in July 2009, and with PepsiCo, which commenced in August 2010.  Our sweet enhancer collaboration with Firmenich contributed approximately $11.4 million in revenues during the nine months ended September 30, 2010, as compared to approximately $1.1 million during the nine months ended September 30, 2009, an increase of approximately $10.3 million.  Our collaboration with PepsiCo contributed approximately $1.3 million in revenues during the nine months ended September 30, 2010, and did not contribute to revenues in the nine months ended September 30, 2009, as the agreement commenced in August 2010.  These increases were partially offset by reduced research and development funding of $3.1 million in the aggregate under four other collaborations where the research and development funding periods reached their conclusions during the nine months ended September 30, 2010.  The collaborations that reached the conclusion of their research and development periods were the collaborations with Solae, the coffee and coffee whitener collaboration with Nestlé, Coca-Cola and Cadbury.  We remain eligible for future milestone payments and potentially royalties under both the Solae and Nestlé collaborations.  Research and development payments, license fees, milestones, cost reimbursements and commercial revenues under collaborations with Ajinomoto, Campbell, Coca-Cola, Firmenich, Nestlé, PepsiCo and Solae accounted for 100% of total revenue for the nine months ended September 30, 2010. Research and development payments, license fees, milestones, cost reimbursements and commercial revenues under collaborations with Ajinomoto, Cadbury, Campbell, Coca-Cola, Firmenich, Nestlé and Solae accounted for 100% of total revenue for the nine months ended September 30, 2009.